Exhibit 12.1

KEMET Corporation

Calculation of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended March 31,					Quarter Ended June 30,
	2006	2007	2008	2009	2010	2009	2010
Earnings
Pre-tax income (loss)	$(12,100)	$4,769	$(20,104)	$(288,411)	$(64,411)	$26,120	$(18,824)
Add:

Interest expense	6,628	9,865	21,696	29,789	26,008	5,819	7,458
Capitalized interest	32	19	486	—	612	—	56
Interest on rent	—	—	946	1,027	1,608	274	414

Total earnings available for fixed charges	$(5,440)	$14,653	$3,024	$(257,595)	$(36,183)	$32,213	$(10,896)

Fixed charges

Interest expense	6,628	9,865	21,696	29,789	26,008	5,819	7,458
Capitalized interest	32	19	486	—	612	—	56
Interest on rent	—	—	946	1,027	1,608	274	414

Total fixed charges	$6,660	$9,884	$23,128	$30,816	$28,228	$6,093	$7,928

Ratio of earnings to fixed charges	—	1.5	—	—	—	5.3	—

Earnings to fixed charges deficiency	$12,100	—	$20,104	$288,411	$64,411	—	$18,824